Points International Ltd. Reports Second Quarter 2006 Results

•	2Q06 total revenue increased $2.7 million year-over-year, a 7% increase and a 15% increase excluding the foreign exchange impact
•	Points Solutions revenue increased 12% year-over-year, and 21% excluding foreign exchange impact
•	Points.com adds Microsoft® Points during the second quarter of 2006
•	American Express® Membership Rewards® launched on Points.com in July

TORONTO, August 9, 2006 - Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today results for the three and six months ended June 30, 2006.

Total revenues in the second quarter of 2006 were $2.7 million, an increase of 6.7% versus the $2.6 million reported in the second quarter of 2005, and a 4.0% sequential decline from the first quarter of 2006. Adjusted for the impact of the weakened U.S. dollar during the second quarter, Points’ second quarter revenue growth would have included a further $216,000, resulting in 15.2% versus the second quarter of 2005 and a further $86,000, resulting in a 1.0% decline versus the first quarter of 2006. The Company reported a net loss for the second quarter of 2006 of $3.2 million, or $0.03 per share, based on 98.0 million weighted-average shares outstanding, versus a net loss of $2.0 million, or $0.03 per share, on 76.8 million weighted average shares, in the second quarter of 2005, and versus a net loss of $2.3 million, or $0.02 per share on 93.7 million weighted-average shares outstanding in the first quarter of 2006.

Second quarter revenues from Points Solutions (defined as revenues excluding interest income), which represented 98% of the total, increased 12.3% year-over-year, and declined 3.9% versus the first quarter of 2006. Adjusted for the impact of the weaker U.S. dollar, Points' second quarter would have included an additional $216,000 in revenue, resulting in 21.4% growth versus the second quarter of 2005, and an additional $86,000, resulting in a 0.8% decline versus the first quarter of 2006. The sequential decline was primarily due to the seasonal strength of a product that is only available during the first four months of the calendar year, and lower revenues as eBay wound down its loyalty program.

“During the second quarter, we continued to invest in marketing, business and partner development, as well as new product initiatives,” said Rob MacLean, Chief Executive Officer of Points. “We are pleased with our efforts, particularly the addition of Points.com partner Microsoft Points, which brought the total number of partners to 50. And, subsequent to the quarter-end, American Express Membership Rewards, one of the largest rewards programs in the financial services sector, launched on Points.com. Additionally, we launched TrAAvel Perks, American Airlines’ travel club, further deepening our partnership with American Airlines. Both events are milestones for the Company as we continue to grow the business.”

Mr. MacLean continued, “On the surface, our Points Solutions revenue growth of 12% in the second quarter does not accurately reflect the strength of our business due to the negative impact of the strong Canadian dollar. Adjusting for the foreign exchange effect, Points’ Solutions second quarter revenue grew 21% versus a year ago, demonstrating the healthy progress we have made.”

“During the second quarter, we broadened our marketing initiatives to include off-line advertising which increased our overall marketing expense significantly. It was clear that this channel is much less efficient in driving activity to our site, and as a result, at the end of the quarter, we concentrated our efforts on partner channels which we know is a more cost effective means for marketing Points.com. During the second half of 2006, we will continue to focus our marketing spend on partner marketing.”

Mr. MacLean concluded, “We continue to develop new products to introduce to our growing number of partners. We have a strong business development pipeline, and are optimistic about the second half of the year. We believe we are taking the right strategic steps as we strive to reach EBITDA profitability in the fourth quarter. In this regard, we will be diligent about controlling our marketing and other costs as we grow our revenues through the end of the year.”

Business Highlights in the Second Quarter and to the Date Hereof

•	Launched the TrAAvel Perks program with American Airlines, a fully outsourced travel and entertainment discount program managed by Points.com
•	Launched Microsoft Points and OVS CruisePoints launched on Points.com during the quarter
•	Launched American Express Membership Rewards on Points.com in July
•	Partnered with Truition to launch the Priority Club® Rewards online auction site for InterContinental Hotel Group
•	Added Continental Airlines as the sixth major airline in the AirIncentives program
•	Launched a new Buy Miles relationship with Virgin Atlantic
•	Extended Lufthansa relationship agreement into 2009
•	Deepened Alaska Airlines relationship with the installation of the Transfer product

Business Metrics in the Second Quarter

•	Points.com added approximately 150,000 new registered users in the quarter, a 41% year-over-year increase
•
Total cumulative registered users on Points.com increased 73% year-over-year to 1.3 million, and the number of Points.com transactions increased 287%. On a sequential basis, total cumulative registered users on Points.com increased 13% in the quarter, and the number of Points.com transactions increased 14%.

•	Unique visits to Points.com surged 58% to more than 1 million, compared to 637,329 unique visits registered in the first quarter of 2006
•	The average number of miles or points Swapped per transaction was stable at 14,019 versus 14,022 in the first quarter of 2006

Total operating expenses for the second quarter of 2006 were $4.5 million, a 33.1% increase versus the second quarter of 2005, and 16.8% above the $3.9 million in the first quarter of 2006. Approximately half of this increase was accounted for by external market costs, expenses that are not expected to recur in the second half of 2006. In addition, as a result of the completion of a number of product development initiatives, and increased efficiencies in the business, subsequent to the quarter-end, the Company reduced its largest cost item, employment costs. These cost reductions will be reflected over the next several quarters. The operating loss (i.e., loss before interest, amortization and other items) for the second quarter of 2006 totaled $1.8 million, compared to a loss of $0.9 million in the same period last year and versus a loss of $1.1 million in the first quarter of 2006.

Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets, stock option expense and deferred costs, accounted for $1.3 million of the net loss in the second quarter of 2006, compared to $1.1 million in the previous year.

For the six months ended June 30, 2006, Points generated revenue of $5.6 million, an 8.4% increase versus the first six months of 2005 and a 16.7% increase excluding the foreign exchange impact. The Points Solutions products generated revenues of $5.4 million, a 10.7% increase compared to the first six months of 2005 and a 19.3% increase excluding the foreign exchange impact. The Company reported an operating loss (i.e. loss before interest, amortization and other items) of $2.9 million for the first six months of 2006, versus $2.3 million in the first six months of 2005. The Company reported a net loss of $5.4 million, or $0.06 per share, for the first six months of 2006, versus a net loss of $4.5 million, or $0.06 per share, in the first six months of 2005.

As of June 30, 2006, Points’ balance sheet remained strong with cash and cash equivalents of $18.3 million.

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp expired unexercised. As a result, the Corporation's fully diluted common shares have been reduced by 35% and the Corporation's unsecured convertible debentures and Series One Preferred Share automatically converted into approximately 18.9 million common shares. Importantly a number of restrictive covenants in favour of IAC/InterActiveCorp and their contracted path to control have also expired.

Conference Call

The Company's executives will hold a conference call today at 4:30 p.m. Eastern Time to discuss the results and business outlook. Interested parties should dial (800) 967-7141 if calling from the United States or Canada and (719) 457-2630 if calling internationally. There will be a replay available until September 9, 2006. Those interested in accessing the replay should dial (888) 203-1112 when calling from the United States or Canada. International callers may access the call by dialing (719) 457-0820. Callers should use reservation code 5541207.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.
Website: http://www.points.com

Safe Harbor Statement

This press release may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those statements relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this press release are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this press release due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in Points’ Annual Information Form filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law. All dollar amounts herein are in Canadian dollars unless otherwise specified.

CONTACT:

Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com

Financial tables to follow

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
	June 30,	December 31,
AS AT	2006	2005

ASSETS

CURRENT
Cash and cash equivalents	$18,272,772	$19,983,607
Short-term investments	-	2,348,418
Accounts receivable	2,734,311	2,739,224
Prepaids and sundry assets	2,562,273	1,893,605
	23,569,356	26,964,854

PROPERTY, PLANT AND EQUIPMENT	3,462,349	3,606,840
GOODWILL AND INTANGIBLE ASSETS	7,197,209	7,602,503
DEFERRED COSTS	1,433,181	1,699,030
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	12,682,739	13,498,372

	$36,252,095	$40,463,226

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	1,899,369	2,284,257
Deposits	16,429,773	15,810,853
Current portion of loan payable	33,515	33,515
Current portion of acquisition loan payable	-	390,166
	18,362,657	18,518,791

LOAN PAYABLE	20,559	35,107
CONVERTIBLE DEBENTURE	-	9,699,180
CONVERTIBLE PREFERRED SHARES	18,951,367	18,396,456
	37,334,583	46,649,533

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK	43,000,948	36,404,342
WARRANTS	186,688	2,758,688
CONTRIBUTED SURPLUS	8,560,538	2,079,423
DEFICIT	(52,830,661)	(47,428,760)
	(1,082,488)	(6,186,307)

	$36,252,095	$40,463,226

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIOD ENDED JUNE 30, 2006

	6 Month Period		3 Month Period
	Jan-Jun 30/06	Jan-Jun 30/05	Apr-Jun 30/06	Apr-Jun 30/05

REVENUES
Points operations	$5,440,628	$4,914,219	$2,666,274	$2,373,561
Interest income	125,096	218,093	59,977	180,843
	5,565,724	5,132,312	2,726,251	2,554,403

GENERAL AND ADMINISTRATION EXPENSES	8,432,644	7,396,310	4,542,916	3,413,571

LOSS- Before interest, amortization and other items	(2,866,920)	(2,263,998)	(1,816,664)	(859,168)

Foreign Exchange Loss (Gain)	243,049	(92,287)	255,513	(115,187)
Interest on convertible debenture	194,753	412,800	24,046	183,003
Interest on Preferred Shares	554,911	494,456	277,456	277,456
Interest, loss on short-term investment and capital tax	10,914	80,837	1,310	76,046
Amortization of property, plant and equipment, intangible assets and deferred costs	1,531,355	1,377,771	775,701	688,873
	2,534,982	2,273,576	1,334,026	1,110,191

LOSS	$(5,401,902)	$(4,537,573)	$(3,150,690)	$(1,969,359)

LOSS PER SHARE	($0.06)	($0.06)	($0.03)	($0.03)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT
FOR THE PERIOD ENDED JUNE 30, 2006

	6 Month Period		3 Month Period
	Jan-Jun 30/06	Jan-Jun 30/05	Apr-Jun 30/06	Apr-Jun 30/05

DEFICIT - Beginning of period	$(47,428,760)	$(37,504,525)	$(49,679,971)	$(40,072,739)
NET LOSS - For the Period	(5,401,902)	(4,537,573)	(3,150,690)	(1,969,359)
DEFICIT - End of period	$(52,830,661)	$(42,042,098)	$(52,830,661)	$(42,042,098)